Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX/NYSE AMERICAN: SVM

SILVERCORP PROVIDES SHARE REPURCHASE PROGRAM UPDATE

VANCOUVER, British Columbia – December 15, 2017 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) announces that to date it has acquired through the facilities of the TSX, pursuant to its normal course issuer bid announced November 23, 2017, 788,000 of its common shares at an average price paid per common share of CDN $2.89. All common shares repurchased will be cancelled.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorpmetals.com.

Investor Contact

Lorne Waldman
Senior Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.